MOTIF BIO PLC

125 Park Avenue

25th Floor

New York, New York 10011

(646) 880-3050

December 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4561

Attn:	Jeffrey Gabor

	Re:	Motif Bio plc
Registration Statement on Form F-3
Filed December 13, 2017
File No. 333-222042

Dear Mr. Gabor:

Motif Bio plc, a company formed under the laws of England and Wales (the “Company”), hereby requests that the effective date for the Registration Statement referred to above, as amended to the date hereof, be accelerated so that it will be declared effective at 4 p.m. Eastern Time, on January 2, 2018, or as soon as practicable thereafter, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time, pursuant to Rule 461 under the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Fahd M.T. Riaz, Esq. of DLA Piper LLP (US) at (215) 656-3316.

MOTIF BIO PLC

By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

cc:                                Fahd M.T. Riaz, Esq., DLA Piper LLP (US)

Andrew P. Gilbert, Esq., DLA Piper LLP (US)